December 28, 2004

Mail Stop 0409

Paul O. Bower
President and Chief Executive Officer
Education Realty Trust, Inc.
530 Oak Court Drive, Suite 300
Memphis, Tennessee 38117

Re:	Education Realty Trust, Inc.
	Amendment No. 2 to Form S-11
	Filed on December 10, 2004
      Registration No. 333-119264

Dear Mr. Bower:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      For purposes of this comment letter, we refer to the pagination, paragraphs, sentence and line numbers as displayed by the marked courtesy copy version of your Form S-11 filed on December
10,
2004.

General

1. We note that you have not yet included an estimate of the amount of distributions you will pay to stockholders during the 12 months following this offering. Please be aware that if the payout ratio exceeds 95 percent of the cash available for distribution, you should include appropriate risk factor disclosure regarding this level, including on the cover page of the prospectus and in the summary section.


2. In connection with the above comment, please also be aware that, if the payout ratio exceeds 100 percent of cash available for distribution, you should disclose the specific source of financing that you will use to fund the cash shortfall. If the payments will come from the credit facility you intend to enter into, please also include a discussion of any limitations with respect to the use of the facility to pay distributions to stockholders and confirm to us that a commitment letter from the lender will be received prior to effectiveness of the registration statement. A statement in the "Distribution Policy" section indicating that anticipated increases in cash flows will be used to cover the cash shortfall would not be appropriate.

Graphics

3. Please tell us whether your proposed graphics will be included within your prospectus or whether they will be sent separately to prospective purchasers.

Prospectus Cover Page

4. Please revise to clarify your disclosure by describing that you will elect to qualify as a REIT for federal income tax purposes rather than you expect to qualify.

5. Please revise the table on the bottom of the cover page to include the financial advisory fees that are payable to J.P. Morgan Securities, UBS Securities and Morgan Keegan & Company or tell us why these fees do not constitute underwriting fees and commissions.

Third-party management services, page 7

6. We reissue prior comment 5 from our last letter requesting that you delete your disclosure of the entities for which you no longer currently provide consulting services. It appears that rather than delete these entities, you deleted the reference describing these entities as previous Allen & O`Hara clients. Specifically, revise your disclosure here and in your artwork materials to eliminate all references to entities for which you no longer provide managerial or development services, including:

* Reinhard Villages (Clarion University of Pennsylvania);
* University Park (Salisbury University - Maryland);
* Bettie Johnson Hall (University of Louisville);
* University Village (California State University - San Marcos);
* Normal Hills Apartments (Alabama A&M University);
* Kurz Hall (University of Louisville);
* Arlington Park Apartments (University of Northern Colorado);
* University Park - Phase II (Salisbury University - Maryland).





Structure and Formation of our Company
Formation transactions, page 8

7. In connection with your response to prior comment 10, revise to provide a more specific summary of the role of Morgan Keegan, your underwriters and your management in determining the consideration offered in your formation transactions. We note your statement that the underwriters and Morgan Keegan were actively involved in determining the prices for the acquisitions and appeared to serve a key role in the Board making its fairness determination. Supplementally, please provide the staff with any and all analyses, reports, memoranda or opinions provided by your underwriters regarding the prices negotiated.

Risk Factors

8. Please add a risk factor that discusses the conflict of interest inherent in the fact that a portion of the proceeds will be used to pay financial advisory fees to certain of the underwriters. In addition, please discuss the conflicts inherent in the fact that your lead underwriters are the lenders of your proposed credit facility.

Distribution Policy, page 40

9. We note your disclosure on page 42 that you will fund any shortfalls with either proceeds designated for working capital, proceeds received if the underwriters exercise their over-allotment option or borrowings under your proposed credit facility. Please revise your disclosure to specifically earmark the source of funds used to cover any shortfalls. In this regard, we note that the distribution table includes a line item indicating that shortfalls will be funded from your proposed credit facility. Your narrative disclosure regarding your estimated initial distributions should match the disclosure in the distribution table.

10. We reissue prior comment 15 from our last letter requesting that you include and explain your projected occupancy rates. It appears that you have deleted all occupancy rate disclosure.

11. Please clarify how the limits on your ability to borrow from your proposed credit facility may impact your ability to make your projected initial distribution. To the extent your initial distributions during the twelve months following this offering exceed
95 percent of your FFO for the previous four quarters, please also include disclosure indicating that you may be unable to utilize your credit facility to maintain your distribution rate once the 95 percent limitation kicks in on December 31, 2005.

12. Please advise us of the principal differences resulting in a change from pro forma net loss before minority interests of $3,122 during the nine months ended September 30, 2003 to pro forma net income before minority interests of $4,160 during the three months ended December 31, 2003.

13. We refer to your disclosure in footnote (2) to the distribution table in which you add net increases in development consulting income you anticipate receiving from four universities. We note your disclosure on page 105 of the prospectus that you have not yet entered into formal written agreements with any of these universities since the institutions` governing bodies must first formally approve the transactions. In light of this, it does not appear that revenues from these agreements are factually supportable. Please revise to remove this line item or tell us why you believe that these revenue streams are factually supportable.

14. In connection with your new disclosure in response to prior comment 18 from our last letter, revise footnote (4) to explain specifically how you have allowed for the lender requirements affecting your estimated capital expenditures in this calculation. Further, specify the lender and properties subject to these restrictions, i.e. predecessor properties or others.

15. Please include footnote disclosure indicating what the "schedule loan principal repayments" line item represents. In addition, supplementally tell us why you have not included capital reserve obligations as disclosed on page 65 of the prospectus.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 52

16. Please revise your MD&A disclosure to include a description of current joint venture activity as part of your operations. We note your disclosure of joint venture activity under your FFO section and your investment policy disclosure on page 122.

Liquidity Outlook and Capital Requirements, pages 62-63

17. We note your disclosure on page 63 that you expect your operating partnership to enter into a $75 million credit facility contemporaneously with the closing of this offering. Please revise to indicate whether your operating partnership has a commitment from the lender or, if not, what your basis is for this statement. In addition, if it has received a commitment, please identify the lender, disclose the material terms of the facility and file the commitment letter as an exhibit to the registration statement. Finally, tell us whether you anticipate there will be any restrictions on the registrant`s ability to use funds from the credit facility for cash distributions to stockholders. In this vein, we note that the operating partnership, not the registrant, will be entering into the credit facility.

18. In connection with your response to prior comment 24, please provide greater detail as to what the federal rate announced by the
IRS is.

Executive Compensation, page 116

19. Please revise your compensation table to include the maximum bonuses that each executive is eligible to receive as well as the shares of restricted stock and profits interest units that each will receive upon completion of this offering.

Structure and Formation of Our Company
Formation transactions, page 129
20. In connection with your response to prior comments 29 and 30, please revise pages 10 and 130 to more precisely include the role served by your underwriter(s), naming the underwriter(s), who provided valuation assistance concerning the acquisition of the management company.

Federal Income Tax Considerations, page 162

21. In response to comment 32, we note your disclosure that you are not organized in conformity with the REIT requirements, but rather, that you will have been organized in conformity with the REIT requirements for the calendar year ended December 31, 2005. Please revise to indicate that counsel has opined that you are organized in conformity with the requirements for qualification and taxation. If you are unable to obtain this legal conclusion from counsel, please revise to explain the conditions precedent required prior to becoming organized in conformity with the REIT rules. We may have further comment.

Underwriting, page 184

22. In connection with your response to prior comment 34 from our last letter, supplementally, please tell us how these underwriters will conduct their electronic offerings and distributions. Tell us whether these underwriters will utilize any other third parties for these distributions. Further, please tell us whether the specific methods and procedures that will be utilized for this offering have been previously reviewed by the Office of the Chief Counsel. If they have, please confirm that no changes have been made to the procedures that were cleared. If not, please submit web screen shots and all other materials that will be submitted to potential investors.

23. Regarding prior comment 35 from our last letter, please provide us with a copy of your Rule 134 notice and tell us whether offering distribution procedures to be utilized by NetRoadshow, Inc. and DealKey for this offering have been reviewed by the Office of the Chief Counsel. If the procedures have been cleared, please confirm that the procedures that will be employed have not changed since they were cleared.

Financial Statements

Note 2.(R) and 3.(GG), pages F-12 and F-15

24. Please advise us of, and disclose, the basis for your
adjustments
to conform the capitalization policies of the JPI portfolio to that
of the predecessor.   Indicate the difference in policies prior to
your adjustment.   In your response, tell us how this adjustment
has
a continuing impact and is factually supportable.  Please refer to
Article 11 of Regulation S-X.


Education Realty Trust Predecessor, pages F-25 to F-46
Note 1, Organization and ownership of the predecessor, pages F-30 to
F-32

25. We note your response to comment 36 and do not object to the combined presentation based on common management. Please revise the first paragraph to clarify that the predecessor represents a combination of certain real estate entities based on common management rather than common ownership and management. In addition, please revise the reference to common ownership on page F-9.

Note 2, Summary of significant accounting policies, pages F-32 to
F-
37
Revenue Recognition, pages F-34 to F-36

26. Please clarify where your student housing rental revenues and student housing food service revenues are recorded on the combined statements of operations.

Part II
Exhibits

27. In connection to prior comment 49 from our last letter, we note paragraph 1.2(c)(ii)(C) of Exhibit 10.13 regarding an election of Units as consideration in the contribution agreement refers to an election notice and a schedule to the contract marked as Exhibit E.
We are unable to locate Exhibit E in this amendment.

*   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Joshua S. Forgione (202) 824-5464 or Donna
Di
Silvio, Accounting Branch Chief, at (202) 942-1852 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 942-1851 or the undersigned at (202) 942-1971 with any other questions.


Sincerely,



Owen J. Pinkerton
Senior Counsel



cc:	Rosemarie A. Thurston, Esq. (via facsimile)
      John A. Earles, Esq.
	Morris, Manning & Martin LLP
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Education Realty Trust, Inc.
December 28, 2004
Page 1